THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                  May 16, 2006

H. Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
       Registration Statement on Form SB-2 (Amendment 9)
       File No.  333-127612
       Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated April 24, 2006 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

1.   Financial Statements for the current period have been included.

2. Mr. Cancio executed the Royalty Agreement in the form in which it was provided to him by Viashow's legal counsel. Mr. Cancio did so without benefit of legal counsel at the time. We confirm that Mr. Cancio is not personally receiving any benefit under the Royalty Agreement.

3. In previous filings the Company had originally stated that it intended to use the four Trader Show episodes for the sole purpose of pitching the show to the networks. However, since that time Mr. Cancio has reviewed the footage pertaining to the four episodes and has determined that substantially all of the footage was salvageable and could be used in the final product cut of the shows. The only portion of the footage that will not be used is a small amount of footage directly relating to Mr. Pallucino's life as a trader. The $1,800 expense represents the production cost of this edited portion and it has been expensed in the current period financial statements.

4.   We have added the undertaking required by Rule 512(g)2.

5.   We have included the revised consent.




     Please do not hesitate to contact us if you have any further questions.

     Very truly yours,



     /s/William D. O'Neal
     -------------------
       William D. O'Neal
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